中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2004)281(JY)

04036163

6th August, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 AUG 11 A 8: 17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose a copy of our press announcement dated 5th August, 2004 published in Hong Kong for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
AUG 11 2004
THOMSON FINANCIAL

8/11

Jason C.W. Yeung
Company Secretary

File No. 82-34675

The Standard

Date - 6 AUG 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中銀香港(控股)有限公司

BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(the "Company")

(Stock Code : 2388)

ANNOUNCEMENT
INVESTIGATION OF LIU JINBAO AND ZHANG DEBAO

SUMMARY

The Company was informed by Bank of China today that Messrs. Liu Jinbao and Zhang Debao are also being investigated by judicial authorities in the Mainland of China in relation to the Matter, which, according to Bank of China, is unconnected with and does not affect the assets, liabilities and operating results of the Company.

THIS ANNOUNCEMENT IS MADE BY THE COMPANY PURSUANT TO RULE 13.09 OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED (the "Listing Rules").

Following initial enquiries made into the allegations (the "Matter") referred to in the Company's announcement dated 2nd August, 2004 (the "Announcement"), the Company was informed by Bank of China, the Company's controlling shareholder, today that Mr. Liu Jinbao ("Mr. Liu"), the former chief executive and Mr. Zhang Debao ("Mr. Zhang"), the former general manager of the Chief Executive's Office, are also being investigated by judicial authorities in the Mainland of China in relation to the Matter which, according to Bank of China, is unconnected with and does not affect the assets, liabilities and operating results of the Company. Mr. Zhang was posted back to Bank of China in April 2004 and is no longer an employee of the Company or any of its subsidiaries. The Company was further informed that the Matter came to light in the course of the investigation of Mr. Liu after he was posted back to Bank of China in May 2003.

The Company also wishes to update its shareholders and the public that, as stated in the Announcement, the Audit Committee of the Board of Directors (the "Board") and the Independent Non-executive Directors of the Company have commenced their investigation into the Matter and will report to the Board as soon as possible when the outcome is available. The Hong Kong Monetary Authority has also commenced their investigation.

Further announcements will be made in accordance with the Listing Rules to update developments in the Matter. Meanwhile, investors and shareholders are advised to exercise caution when trading in shares of the Company.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 5th August, 2004

As at the date hereof, the Board comprises the following Directors:

*	Mr. XIAO Gang *(Chairman)*
*	Mr. SUN Changji *(Vice-chairman)*
	Mr. HE Guangbei *(Vice-chairman and Chief Executive)*
*	Mr. HUA Qingshan
*	Mr. LI Zaohang
*	Mr. ZHOU Zaiqun
*	Ms. ZHANG Yanling
**	Dr. FUNG Victor Kwok King
**	Mr. SHAN Weijian
**	Mr. TUNG Chee Chen
**	Ambassador YANG Linda Tsao

* *non-executive directors*
** *independent non-executive directors*